

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Anthony Lombardo
Chief Financial Officer
Mountain Top Properties, Inc.
7325 Oswego Road
Liverpool, NY 13090

      **Re:  Mountain Top Properties, Inc.**
           **Form 10-K for year ended December 31, 2023**
           **Filed April 1, 2024**
           **File No. 000-56298**

Dear Anthony Lombardo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction